EXHIBIT 11
MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
Three and Six Months Ended June 30, 2008 and 2007

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
	(In thousands of dollars, except per share data)
BASIC EARNINGS PER SHARE

Average common shares outstanding	123,834	81,763	103,981	81,827

Net (loss) income	$(97,899)	$76,715	$(132,293)	$169,078

Basic (loss) earnings per share	$(0.79)	$0.94	$(1.27)	$2.07

DILUTED EARNINGS PER SHARE

Adjusted weighted average shares outstanding:
Average common shares outstanding	123,834	81,763	103,981	81,827
Common stock equivalents	—	546	—	522

Adjusted weighted average diluted shares outstanding	123,834	82,309	103,981	82,349

Net (loss) income	$(97,899)	$76,715	$(132,293)	$169,078

Diluted (loss) earnings per share	$(0.79)	$0.93	$(1.27)	$2.05

(1) Per Statement of Financial Accounting Standards No. 128, “Earnings Per Share”, for the three and six months ended June 30, 2008 the diluted weighted-average shares are equivalent to the basic weighted average shares due to a net loss from continuing operations.